September 14, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:                          AMAG Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 8, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 001-10865

Dear Mr. Rosenberg:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2012 with respect to the filings referenced above. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience have been incorporated and italicized into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Years Ended December31, 2011, 2010 and 2009

Revenues, page 67

Based on the information in the table on page 69, discounts and chargebacks charged against sales increased as a percentage of gross sales from 3.6% in 2009 to 6.2% in 2010 and 18.7% in 2011.  From your Form 10-Q for the quarter ended June 30, 2012 this percentage increases to 29.3% for the first half of 2012 and 30.2% for the second quarter of 2012. Meanwhile, government and other rebates stay relatively flat at 19.6% of gross sales in 2009 and 19.9% in 2010 but then decline to 11.6% in 2011 and 7.2% in the first half of 2012. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following comments:

•                  Please explain the underlying causes for your historical fluctuations in charges for your discounts and chargebacks and your government and other rebates.

•                  Although you indicate that you expect your total future reserves as a percentage of gross revenue to increase during 2012, please explain whether or not you expect the government and other rebates category to continue to decline and why.

•                  Please disclose the impact of recent healthcare reform legislation on your financial statements including:

•                  the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D “donut hole” in 2011;

•                  the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible; and

•                  if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Company Response:

Fluctuations in discounts and chargebacks and government and other rebates

The Company respectfully informs the Staff that the historical fluctuations in the Company’s discounts and chargebacks and government and other rebates as a percentage of gross sales reflect changes in the Company’s customer mix and pricing strategy since the launch of Feraheme in 2009. The Company’s discounts and chargebacks primarily consist of commercially agreed upon discounts to distributors for prompt payment, chargebacks from customers for the difference between the Company’s list price and the price at which the Company is contractually obligated to sell to such customers, as well as mandated discounts in the price of Feraheme to entities covered by the 340B Drug Pricing Program under the Public Health Service Act, as amended. The Company’s government and other rebates consist of fees paid to distributors and group purchasing organizations (“GPOs”), volume rebates offered to customers and Medicaid rebates.

The Company began commercial sale of Feraheme in July 2009, focusing its sales efforts on both dialysis and non-dialysis end users. However, the January 1, 2011 implementation of the Medicare prospective payment system for the reimbursement of dialysis services significantly diminished the utilization of Feraheme in the dialysis market. As a result, the Company’s dialysis sales decreased and the Company’s U.S. commercial strategy, beginning in early 2011, shifted to focus on growing the utilization of Feraheme in non-dialysis chronic kidney disease (“CKD”) patients with iron deficiency anemia (“IDA”), specifically in hematology, oncology, nephrology, and hospital sites of care, many of which are members of GPOs, which leverage the purchasing power of a group of customers to obtain lower prices based on the collective bargaining power of the group, typically through contractually arranged discounting programs. In addition, as end user experience with Feraheme became more established, particularly in the non-dialysis sites of care, during 2011 the Company implemented various commercial discount incentive programs to support the increased adoption of Feraheme in these sites. Consequently, the Company entered into commercial contracts which provided increased discounts on the purchase price of Feraheme and gradually decreased incentives which provided end users a rebate for purchases of Feraheme above a certain minimum volume threshold (“volume rebates”). Further, during 2010 and 2011, the Company experienced significant growth in the utilization of Feraheme by entities covered under the 340B Drug Pricing Program. This growth contributed to the increase in the Company’s discounts in 2011 as compared to 2010.

During 2012, the Company has continued a commercial contracting strategy focused on discounting, rather than volume rebates, which the Company expects will result in the continued increase in discounts and chargebacks as a percentage of gross sales as well as a continued decline in government and other rebates as a percentage of gross sales during 2012.

Healthcare Reform Legislation

Recent U.S. healthcare reform legislation has not had a material impact on the Company’s results of operations to date and the Company does not believe that such legislation will have a material impact on the Company in 2012 and beyond. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Health Care Reform Act”) contains provisions that can affect the operational results of companies in the pharmaceutical industry, including the Company and other healthcare related industries, by imposing on them additional costs. Specifically, under the Health Care Reform Act:

•                  The 340B Drug Pricing Program under the Public Health Service Act requires companies in the pharmaceutical industry to sell certain covered outpatient drugs to certain federal grantees, federally-qualified health center look-alikes and qualified disproportionate share hospitals at discounted prices. The Health Care Reform Act extended the 340B Drug Pricing Program to cover certain children’s hospitals, free-standing cancer centers, critical access hospitals, sole community hospitals and rural referral centers.

Impact on the Company:  The expansion of the 340B Drug Pricing Program did not have a material impact on the Company’s operating results during 2011 or 2010. Although the Company’s discounts and chargebacks reflect the growth in the utilization of Feraheme by entities covered by the 340B Drug Pricing Program, the Company has not experienced a significant increase in Feraheme utilization from the additional entities covered under the Health Care Reform Act. The Company does not expect the effect of the Health Care Reform Act on the 340B Drug Pricing Program to have a material impact on its operating results during 2012.

•                  Mandatory rebates for drugs sold into the Medicaid program have been increased, and the rebate requirement has been extended to drugs used in risk-based Medicaid managed care plans.

Impact on the Company:  Given the relatively small portion of the Company’s sales subject to Medicaid claims, this increase in the minimum Medicaid rebate did not materially reduce the Company’s product revenues in 2011 or 2010. The Company does not expect the increase in Medicaid rebate to materially reduce the Company’s product revenues in 2012.

•                  Pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company’s market share of prior year total sales of branded products to certain federal healthcare programs, including Medicare and Medicaid.

Impact on the Company: The Company was not assessed and therefore did not record any branded prescription drug fees in 2011 or 2010. The amount of the branded prescription drug fee in 2012 ($0.1 million) is not material to the Company’s results of operations. The 2012 branded prescription drug fee was charged to selling, general and administrative expenses within operating expenses, consistent with the requirements of Accounting Standards Update 2010-27, Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers.

•                  Pharmaceutical companies are required to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “donut hole”.

Impact on the Company: The Company’s revenues have not been affected by the Medicare Part D “donut hole” because Feraheme is generally given by injection as part of a doctor’s service and is therefore covered by Medicare Part B and not Medicare Part D.

As provided below, the Company proposes to include additional MD&A disclosure in future periods to inform readers that U.S. healthcare reform legislation has not had a material effect on the Company’s results of operations, nor does the Company anticipate the effect on future periods to be materially different than the effects in 2011.

The Company proposes that its disclosure in future periodic reports related to the above comments from the Staff would be similar to the disclosure provided below in italics. Note that underlined italicized text represents enhanced disclosure to be included in future periodic filings.

Revised disclosure to the disclosure found on page 69 of the Company’s Form 10-K for the year ended December 31, 2011:

Our net product sales may also fluctuate from period to period due to the enactment of or changes in legislation that impact third-party reimbursement coverage and pricing. In January 2011, the implementation of the Medicare prospective payment system had the effect of significantly diminishing the utilization of Feraheme in the dialysis market and as a result, beginning in 2010, our Feraheme sales in the dialysis setting significantly declined and were de minimis in 2012 and 2011. We expect that dialysis sales will continue to be insignificant in 2013 and beyond.

An analysis of our product sales allowances and accruals for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

[RESERVES TABLE WILL BE INSERTED HERE]

Total discounts and chargebacks in 2012 were $XX million, or XX% of total gross product sales, as compared to $13.8 million, or 18.7% of total gross product sales, in 2011. The [increase/decrease] in total discounts and chargebacks as a percentage of total gross product sales in 2012 as compared to 2011 was primarily due to [explanation to be inserted at year end]. Total government and other rebates (excluding any changes in estimates related to Medicaid rebate reserves) were $XX million, or XX% of total gross product sales, in 2012 as compared to $8.5 million, or 11.6% of gross product sales, in 2011. The [increase/decrease] in total government and other rebates as a percentage of gross product sales was related to [explanation to be inserted at year end].These changes, combined with an increase in our gross selling price of Feraheme in 2012, resulted in an [increase/decrease] to our net selling price per unit of Feraheme in 2012 as compared to 2011.

Total discounts and chargebacks in 2011 were $13.8 million, or 18.7% of total gross product sales, as compared to $5.1 million, or 6.2% of total gross product sales, in 2010. Total government and other rebates (excluding any changes in estimates related to Medicaid rebate reserves) were $8.5 million, or 11.6% of gross product sales, in 2011 as compared to $16.4 million, or 19.9% of total gross product sales, in 2010. The increase in total discounts and chargebacks as a percentage of total gross product sales and the corresponding decrease in government and other rebates as a percentage of total gross product sales were primarily due to a change in our customer mix and pricing strategy. Beginning in January 2011, with the implementation of the Medicare prospective payment system, the utilization of Feraheme in the dialysis market significantly decreased. As a result, our U.S. commercial strategy shifted to focus on growing the utilization of Feraheme in non-dialysis CKD patients with IDA, specifically in hematology, oncology, nephrology, and hospital sites of care, many of which are members of GPOs, which leverage the purchasing power of a group of customers to obtain lower prices based on the collective bargaining power of the group. These lower prices are typically obtained through contractually arranged discounting programs. Additionally, as end user experience with Feraheme became more established, particularly in these non-dialysis sites of care, during 2011, we entered into commercial contracts which provided discounts on the purchase price of Feraheme and gradually decreased our volume rebate programs. These changes resulted in a decrease to our net selling price per unit of Feraheme in 2011 as compared to 2010.

[Additional proposed disclosure to be added to MD&A in future periodic filings immediately before License Fee and Other Collaboration Revenues, currently on page 71 of the Company’s Form 10-K for the year ended December 31, 2011]

Recent Healthcare Reform Legislation

The Health Care Reform Act contains provisions that can affect the operational results of companies in the pharmaceutical industry, including us, and other healthcare related industries by imposing on them additional costs. In the first quarter of 2010, an increase from 15.1% to

23.1% in the minimum statutory Medicaid rebate to states participating in the Medicaid program became effective. Given the relatively small portion of our sales that are subject to Medicaid claims, this increase in the minimum Medicaid rebate did not materially reduce our product revenues in [2012,] 2011 or 2010.

The Health Care Reform Act also requires pharmaceutical manufacturers to pay a prorated share of the overall Branded Drug Fee, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the legislation. The amount of our annual share of the Branded Drug Fee for 2012 was $0.1 million. We have included this amount in selling, general and administrative expense and the amount of this payment is not deductible for income tax purposes. We were not assessed and therefore did not record any Branded Drug Fee in 2011 or 2010. The amount of this annual payment could increase in future years due to both higher eligible Feraheme sales and the increasing amount of the overall fee assessed across manufacturers, but any such increases are not expected to be material to our results of operations or financial condition.

In addition, the number of entities covered by the drug pricing program of Section 340B of the Public Health Service Act, which provides drugs at reduced rates, was expanded by the Health Care Reform Act to include additional hospitals, clinics, and healthcare centers in an outpatient setting. The expansion of 340B eligible entities did not materially impact our discounts and chargebacks as a percentage of gross product sales in [2012 as compared to 2011] or in 2011 as compared to 2010.

We were not materially impacted by recent healthcare reform legislation during [2012], 2011 or 2010. Presently, we have not identified any provisions that could materially impact our business but we will continue to monitor future developments related to this legislation. The potential long-term impact on our business is inherently difficult to predict as many details regarding the implementation of this legislation have not yet been determined.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note J:  Collaborative Agreements, page 20

In the first paragraph of your discussion of your Takeda agreement on page 20 you indicate that your June 2012 amendment does not result in a material modification of the original agreement. Please provide us your analysis demonstrating why the changes you identify do not represent a material modification. In this regard, the removal of a geographic territory from the agreement, the change in manufacturing provisions given your planned divestiture of your manufacturing facility, the change in patent related provisions and the change in milestone consideration appear to be potential material changes.

Company Response:

The Company respectfully informs the Staff that it considered the guidance in ASC 605-25 to assess whether the amendment to the Takeda Agreement dated June 2012 (the “Amendment”)

represented a material modification to the original Takeda Agreement dated March 2010 (the “Agreement”). The Company concluded that the Agreement had not been materially modified by the Amendment. This conclusion was based on the Company’s assessment that (1) there were no changes to the deliverables under the Agreement as a result of the Amendment, and (2) the change in arrangement consideration as a result of the Amendment was not quantitatively material in relation to the total arrangement consideration. The Company’s assessment of these factors is as follows:

1.              There were no changes to the deliverables under the Agreement as a result of the Amendment:

The Amendment addressed primarily four components, as described in detail below, including (i) the removal of a small portion of the geographic territory, the Commonwealth of Independent States (“CIS”), in which Takeda held commercialization rights, (ii) an insignificant price increase for product sales, above a threshold, between the Company and Takeda, (iii) replacement of the Company’s manufacturing facility as a source of supply under the Agreement with the requirement that the Company establish another source of supply for Feraheme with a qualified designated third party or third parties, and (iv) requirements that the Company make certain filings in Europe to extend the exclusivity period under which Feraheme could be sold without generic entry into the market.

•                  The Company assessed whether the reverting of rights back to the Company for the CIS territory constituted a change in deliverables and concluded that the reverting of rights back to the Company does not change the deliverables or create an additional performance obligation for the Company. The Company further considered in its evaluation that the CIS territory was not a territory where significant sales activity was anticipated.

•                  The Company negotiated a price increase under the Amendment in the highest volume based sales tier for product supply to Takeda. This change was an insignificant pricing change only, see discussion below, and not a change in arrangement deliverables. Further, under the Amendment, the price increase will be in effect for a limited period of time, at which point the price will revert to that agreed upon under the original Agreement. The Company further considered that this was similar to periodic pricing renegotiations to supply contracts, which are common in the industry.

•                  Under the Agreement, the Company was required to maintain two sources of supply of drug substance, including the Company’s manufacturing facility in Cambridge, Massachusetts. The Amendment substitutes the requirement that the Company’s manufacturing facility in Cambridge, Massachusetts serve as a source of supply with the establishment of a new manufacturing supply chain at a qualified designated third party facility within a proposed time frame. The Company has always been responsible for maintaining two sources of supply of drug substance under the Agreement and now, following the planned closure of our Cambridge, Massachusetts manufacturing facility, has an obligation to establish a second source of drug supply in the future. Depending on when the Company obtains European Medicines Agency (“EMA”) regulatory approval for a new supply chain, the Company may be eligible for a new single digit million dollar milestone payment, but as discussed below, there is no material change in the total milestone payments to which the Company is eligible under the Amendment. For these reasons, the Company does not view this provision in the Amendment as a change in deliverables. As described on pages 57-58 of the Company’s Form 10-Q for the quarter ended June 30, 2012, the Company included disclosure to describe the fact that there will be only a single source of supply in place for a period of time and that the Company will incur additional costs in the future related to the technology transfer to a new supplier.

•                  Certain patent related provisions of the Agreement were amended to clarify the Company’s obligations in a manner that the Company believes is consistent with common patent prosecution strategies. Under the Agreement, the Company was not obligated to make certain patent extension filings. The Amendment simply made the filings a requirement for certain European Union countries within an agreed upon time period following EMA approval of Feraheme and allows Takeda to request patent term extensions, at Takeda’s expense, in other territories. The Company always intended to make the patent extension filings and did so in the third quarter of 2012 at an immaterial cost to the Company.

2.              The change in arrangement consideration was not quantitatively material to the total arrangement consideration:

In summary, the Amendment had two changes to the arrangement consideration:

•                 A net decrease of approximately 0.7% (subject to certain immaterial adjustments based on the timing of EMA regulatory approval of the new supply chain) in total potential future milestone payments under the Amendment as compared to the original Agreement. This decrease arose from the removal of a low single digit million dollar milestone associated with the CIS territory which was removed as discussed above, the addition of a milestone associated with EMA regulatory approval of a new second source supply chain, and a reduction in a milestone associated with the European approval of Feraheme for a particular indication, which was not considered material to the arrangement. Further, the likelihood of achieving the milestones and the timing of the milestone payments was not materially changed under the Amendment.

•                 An insignificant price increase for product supply in the highest volume-based-sales-tier. The slight change in per vial pricing only impacts the highest volume based sales tier and only for a limited period of time, at which point the pricing reverts to that agreed upon under the original Agreement. The total impact of the change is not material to what the Company expects to receive from product supply and royalties.

For the above reasons, the Company did not view the changes in arrangement consideration to be material, individually or in the aggregate, in relation to the total arrangement consideration, which consists of approximately $280 million of upfront and potential payments, not including royalty payments and payments for product supply.

Based upon its review of the above noted facts and circumstances, the Company determined that the Amendment did not qualify as a material modification to the Agreement.

* * * * * * *

In addition, the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (617) 498-3376 if you have any questions or would like any additional information.

Sincerely,

/s/ Scott A. Holmes
Scott A. Holmes
Chief Accounting Officer, Vice President and Controller, AMAG Pharmaceuticals, Inc.

cc:        William K. Heiden, President and Chief Executive Officer, AMAG Pharmaceuticals, Inc.

Frank E. Thomas, Executive Vice President and Chief Operating Officer, AMAG Pharmaceuticals, Inc.

Scott Townsend, Senior Vice President of Legal Affairs, General Counsel and Secretary, AMAG Pharmaceuticals, Inc.

Miguel J. Vega, Cooley LLP